QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99-1

Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2018

MANAGEMENT'S STATEMENT
OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to publicly accountable enterprises, which is within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board incorporated into the Canadian Institute of Chartered Professional Accountants Handbook Part 1. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information, among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, currently composed of four independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, PricewaterhouseCoopers LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Steven W. Williams	Alister Cowan
Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 28, 2019

2018 ANNUAL REPORT   Suncor Energy Inc.  79

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

MANAGEMENT'S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

1.
Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3.
Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2018, and has concluded that such internal control over financial reporting was effective as of that date. In addition, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2018. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company's internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, independent auditor, as stated in their report which appears herein.

Steven W. Williams	Alister Cowan
Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 28, 2019

80  2018 ANNUAL REPORT   Suncor Energy Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Suncor Energy Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Balance Sheets of Suncor Energy Inc. and its subsidiaries, (together, the "Company") as of December 31, 2018 and 2017, and the related Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for the years then ended, including the related notes (collectively referred to as the "Consolidated Financial Statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's Consolidated Financial Statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the Consolidated Financial Statements included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and

2018 ANNUAL REPORT   Suncor Energy Inc.  81

directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Calgary, Alberta, Canada

February 28, 2019

We have served as the Company's auditor since 1972.

82  2018 ANNUAL REPORT   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 ($ millions)	Notes	2018	2017

		(restated – note 5)
Revenues and Other Income

Operating revenues, net of royalties	6	38 542	31 954

Other income	7	444	125

		38 986	32 079

Expenses

Purchases of crude oil and products		14 133	11 121

Operating, selling and general	8 and 24	10 573	9 188

Transportation		1 319	997

Depreciation, depletion, amortization and impairment	15	5 738	5 601

Exploration		122	104

Gain on disposal of assets	33, 34 and 36	(24)	(602)

Financing expenses (income)	9	2 142	(246)

		34 003	26 163

Earnings before Income Taxes		4 983	5 916

Income Tax Expense	10

Current		1 250	1 209

Deferred		440	249

		1 690	1 458

Net Earnings		3 293	4 458

Other Comprehensive Income (Loss)

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment		267	(198)

Items That Will Not be Reclassified to Earnings:

Actuarial gain on employee retirement benefit plans, net of income taxes		103	31

Other Comprehensive Income (Loss)		370	(167)

Total Comprehensive Income		3 663	4 291

Per Common Share (dollars)	11

Net earnings – basic		2.03	2.68

Net earnings – diluted		2.02	2.68

Cash dividends		1.44	1.28

The accompanying notes are an integral part of the consolidated financial statements.

2018 ANNUAL REPORT   Suncor Energy Inc.  83

CONSOLIDATED BALANCE SHEETS

($ millions)	Notes	December 31 2018	December 31 2017

Assets

Current assets

Cash and cash equivalents	12	2 221	2 672

Accounts receivable		3 206	3 281

Inventories	14	3 159	3 468

Income taxes receivable		114	156

Total current assets		8 700	9 577

Property, plant and equipment, net	15, 31-34 and 36	74 245	73 493

Exploration and evaluation	16	2 319	2 052

Other assets	17	1 126	1 211

Goodwill and other intangible assets	18	3 061	3 061

Deferred income taxes	10	128	100

Total assets		89 579	89 494

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	19	3 231	2 136

Current portion of long-term debt	19	229	71

Accounts payable and accrued liabilities		5 647	6 203

Current portion of provisions	22	667	722

Income taxes payable		535	425

Total current liabilities		10 309	9 557

Long-term debt	19	13 890	13 372

Other long-term liabilities	20 and 35	2 346	2 412

Provisions	22	6 984	7 237

Deferred income taxes	10	12 045	11 533

Equity		44 005	45 383

Total liabilities and shareholders' equity		89 579	89 494

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Steven W. Williams	Patricia M. Bedient
Director	Director

February 27, 2019

84  2018 ANNUAL REPORT   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ millions)	Notes	2018	2017

Operating Activities

Net earnings		3 293	4 458

Adjustments for:

Depreciation, depletion, amortization and impairment		5 738	5 601

Deferred income taxes		440	249

Accretion		266	247

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt		1 090	(771)

Change in fair value of financial instruments and trading inventory		(179)	128

Gain on disposal of assets	33, 34 and 36	(24)	(474)

Loss on extinguishment of long-term debt	9	3	51

Share-based compensation		(117)	31

Exploration		11	41

Settlement of decommissioning and restoration liabilities		(469)	(353)

Other		120	(69)

Decrease (increase) in non-cash working capital	13	408	(173)

Cash flow provided by operating activities		10 580	8 966

Investing Activities

Capital and exploration expenditures		(5 406)	(6 551)

Acquisitions	31, 32 and 36	(1 230)	(308)

Proceeds from disposal of assets		84	1 611

Other investments	36	(170)	(38)

Decrease in non-cash working capital	13	25	267

Cash flow used in investing activities		(6 697)	(5 019)

Financing Activities

Net increase in short-term debt		866	981

Net decrease in long-term debt	19	(186)	(3 283)

Issuance of long-term debt	19	—	905

Issuance of common shares under share option plans		286	228

Purchase of common shares	23	(3 053)	(1 413)

(Distributions) and proceeds from sale, relating to non-controlling interest	35	(6)	483

Dividends paid on common shares		(2 333)	(2 124)

Cash flow used in financing activities		(4 426)	(4 223)

Decrease in Cash and Cash Equivalents		(543)	(276)

Effect of foreign exchange on cash and cash equivalents		92	(68)

Cash and cash equivalents at beginning of year		2 672	3 016

Cash and Cash Equivalents at End of Year		2 221	2 672

Supplementary Cash Flow Information

Interest paid		800	941

Income taxes paid		645	557

The accompanying notes are an integral part of the consolidated financial statements.

2018 ANNUAL REPORT   Suncor Energy Inc.  85

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

($ millions)	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2016		26 942	588	1 007	16 093	44 630	1 667 914

Net earnings		—	—	—	4 458	4 458	—

Foreign currency translation adjustment		—	—	(198)	—	(198)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $19		—	—	—	31	31	—

Total comprehensive (loss) income		—	—	(198)	4 489	4 291	—

Issued under share option plans		297	(69)	—	—	228	6 223

Purchase of common shares for cancellation	23	(536)	—	—	(877)	(1 413)	(33 154)

Change in liability for share purchase commitment	23	(97)	—	—	(180)	(277)	—

Share-based compensation		—	48	—	—	48	—

Dividends paid on common shares		—	—	—	(2 124)	(2 124)	—

At December 31, 2017		26 606	567	809	17 401	45 383	1 640 983

Net earnings		—	—	—	3 293	3 293	—

Foreign currency translation adjustment		—	—	267	—	267	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $39		—	—	—	103	103	—

Total comprehensive income		—	—	267	3 396	3 663	—

Issued under share option plans		358	(73)	—	—	285	7 927

Purchase of common shares for cancellation	23	(1 040)	—	—	(2 013)	(3 053)	(64 426)

Change in liability for share purchase commitment	23	(14)	—	—	28	14	—

Share-based compensation		—	46	—	—	46	—

Dividends paid on common shares		—	—	—	(2 333)	(2 333)	—

At December 31, 2018		25 910	540	1 076	16 479	44 005	1 584 484

The accompanying notes are an integral part of the consolidated financial statements.

86  2018 ANNUAL REPORT   Suncor Energy Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada® brand.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

Suncor's accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on February 27, 2019.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The company consolidates its interests in entities it controls. Control comprises the power to govern an entity's financial and operating policies to obtain benefits from its activities, and is a matter of judgment. All intercompany balances and transactions are eliminated on consolidation.

(b) Joint Arrangements

Joint arrangements represent arrangements in which two or more parties have joint control established by a contractual agreement. Joint control only exists when decisions about the activities that most significantly affect the returns of the investee are unanimous. Joint arrangements can be classified as either a joint operation or a joint venture. The classification of joint arrangements requires judgment. In determining the classification of its joint arrangements, the company considers the contractual rights and obligations of each investor and whether the legal structure of the joint arrangement gives the entity direct rights to the assets and obligations for the liabilities.

Where the company has rights to the assets and obligations for the liabilities of a joint arrangement, such arrangement is classified as a joint operation and the company's proportionate share of the joint operation's assets, liabilities, revenues and expenses are included in the consolidated financial statements, on a line-by-line basis.

Where the company has rights to the net assets of an arrangement, the arrangement is classified as a joint venture and accounted for using the equity method of accounting. Under the equity method, the company's initial investment is recognized at cost and subsequently adjusted for the company's share of the joint venture's income or loss, less distributions received.

2018 ANNUAL REPORT   Suncor Energy Inc.  87

(c) Foreign Currency Translation

Functional currencies of the company's individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates as at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in Other Comprehensive Income.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(d) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products and refined petroleum products is recorded when title passes to the customer and collection is reasonably assured, in accordance with specified contract terms, and is based on the consideration that the company expects to receive for the transfer of the goods to the customer.

Revenue from properties in which the company has an interest with other producers is recognized on the basis of the company's net working interest. For operations not pursuant to production sharing contracts (PSCs), crude oil and natural gas sold below or above the company's working-interest share of production results in production underlifts or overlifts, respectively. Underlifts are recorded as a receivable at market value with a corresponding increase to revenue, while overlifts are recorded as a payable at market value with a corresponding decrease to revenue. Changes in the value of underlifted or overlifted barrels are recognized in revenue when the barrels are settled. Revenue from oil and natural gas production is recorded net of royalty expense.

International operations conducted pursuant to PSCs are reflected in the consolidated financial statements based on the company's working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and establishes specific terms for the company to recover these costs and to share in the production profits. Cost recovery is generally limited to a specified percentage of production during each fiscal year (Cost Recovery Oil). Any Cost Recovery Oil remaining after costs have been recovered is referred to as Excess Petroleum and is shared between the company and the respective government. Assuming collection is reasonably assured, the company's share of Cost Recovery Oil and Excess Petroleum are reported as revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company's behalf by government joint venture partners.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.

(f) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Costs include direct expenditures incurred in bringing an item or product to its existing condition and location. Materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes in the company's energy trading operations are carried at fair value less costs of disposal, and any changes in fair value are recognized within Other Income.

(g) Assets Held for Sale

Assets and associated liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continued use. The assets or disposal groups are measured at the lower of their carrying amount or estimated fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in Depreciation, Depletion, Amortization and Impairment. When the assets or

88  2018 ANNUAL REPORT   Suncor Energy Inc.

disposal groups are sold, the gains or losses on the sale are recognized in Gain on Disposal of Assets. Assets classified as held for sale are not depreciated, depleted or amortized.

(h) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to Exploration expense.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(i) Property, Plant and Equipment

Property, Plant and Equipment are initially recorded at cost.

The costs to acquire developed or producing oil and gas properties, and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms and subsea structures, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.

Leases that transfer substantially all the benefits and risks of ownership of the leased asset to the company are recorded as finance lease assets within Property, Plant and Equipment. Costs for all other leases are recorded within Purchases of Crude Oil and Products, Operating, Selling and General, and/or Transportation expense as incurred. The expense line item classification is determined based on the business activity associated with the leased asset.

Borrowing costs relating to assets that take over one year to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(j) Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of exploration and evaluation costs associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depreciated or depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

2018 ANNUAL REPORT   Suncor Energy Inc.  89

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	20 to 40 years

Oil sands mine equipment	5 to 15 years

Oil sands in situ processing facilities	30 years

Power generation and utility plants	30 to 40 years

Refineries and other processing plants	20 to 40 years

Marketing and other distribution assets	10 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

Finance lease assets within Property, Plant and Equipment are depreciated on a straight-line basis over the shorter of the estimated useful life of the leased asset or the lease term.

(k) Goodwill and Other Intangible Assets

The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the cash generating units (CGUs) or groups of CGUs expected to benefit from the business combination.

Other intangible assets include acquired customer lists and brand value.

Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to ten years. Expected useful lives of other intangible assets are reviewed on an annual basis.

(l) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset's recoverable amount. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses whether there is evidence indicating that financial assets measured at amortized cost may be impaired. If a financial asset measured at amortized cost is determined to be impaired, the impairment is recognized in Operating, Selling and General expense.

90  2018 ANNUAL REPORT   Suncor Energy Inc.

(m) Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company's Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expense with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(n) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates as at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in net earnings or in Other Comprehensive Income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.

The company recognizes the financial statement impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. The company assesses possible outcomes and their associated probabilities. If the company determines payment is probable, it measures the tax provision at the best estimate of the amount of tax payable.

(o) Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions. Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expense. Any actuarial gains or losses are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.

The liability recognized on the balance sheet is the present value of the defined benefit obligations net of the fair value of plan assets.

(p) Share-Based Compensation Plans

Under the company's share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. Compensation expense is recorded in Operating, Selling and General expense.

Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period using the Black-Scholes options pricing model. The expense is recognized over the vesting period, with a corresponding adjustment to the outstanding liability. When awards are surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.

(q) Financial Instruments

The company classifies its financial instruments into one of the following categories: fair value through profit or loss (FVTPL), fair value through other comprehensive income, or at amortized cost. This determination is made at initial recognition. All

2018 ANNUAL REPORT   Suncor Energy Inc.  91

financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs except for financial instruments classified as fair value through profit and loss, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The company classifies its derivative financial instruments as FVTPL, cash and cash equivalents and accounts receivable as financial assets at amortized cost, and accounts payable and accrued liabilities, debt, and other long-term liabilities as financial liabilities at amortized cost.

In circumstances where the company consolidates a subsidiary in which there are other owners with a non-controlling interest and the subsidiary has a non-discretionary obligation to distribute cash based on a predetermined formula to the non-controlling owners, the non-controlling interest is classified as a financial liability rather than equity in accordance with IAS 32 Financial Instruments: Presentation. The non-controlling interest liability is classified as an amortized cost liability and is presented within Other Long-Term Liabilities. The balance is accreted based on current period interest expense recorded using the effective interest method and decreased based on distributions made to the non-controlling owners.

The company uses derivative financial instruments, such as physical and financial contracts, either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related operating segment. Gains or losses from trading activities are reported in Other Income as part of the Corporate, Energy Trading and Eliminations segment.

Certain physical commodity contracts, when used for trading purposes, are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company's expected purchase, sale or usage requirements are not considered to be derivative financial instruments.

Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(r) Hedging Activities

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged item accomplishes the company's risk management objectives for financial and non-financial risk exposures.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and in the fair value of the underlying hedged item are recognized in net earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in Other Comprehensive Income and are recognized in net earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.

The company did not apply hedge accounting to any of its derivative instruments during 2017 or 2018.

(s) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share capital is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as a deduction from Retained Earnings. Shares are cancelled upon repurchase.

(t) Dividend Distributions

Dividends on common shares are recognized in the period in which the dividends are declared by the company's Board of Directors.

(u) Earnings per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the company's share-based compensation plans. The number of shares included is computed using the treasury stock method. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period.

92  2018 ANNUAL REPORT   Suncor Energy Inc.

(v) Emissions Obligations

Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred in the compliance period and are recorded in the period in which the emissions occur.

Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves

Measurements of depletion, depreciation, impairment, and decommissioning and restoration obligations are determined in part based on the company's estimate of oil and gas reserves. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2018 by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2018, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, expected production volumes, future operating and development costs, discount rates, tax rates, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

2018 ANNUAL REPORT   Suncor Energy Inc.  93

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgment about the outcomes of future events, the interpretation of laws and regulations, and estimates on the timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined, whenever possible, based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data that includes forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the functional currency of the company and each of its subsidiaries is a management judgment based on the composition of revenue and costs in the locations in which it operates.

94  2018 ANNUAL REPORT   Suncor Energy Inc.

Fair Value of Share-Based Compensation

The fair values of equity-settled and cash-settled share-based payment awards are estimated using the Black-Scholes options pricing model. These estimates depend on certain assumptions, including share price, volatility, risk-free interest rate, the term of the awards, the forfeiture rate and the annual dividend yield, which, by their nature, are subject to measurement uncertainty.

5. NEW IFRS STANDARDS

(a) Adoption of New IFRS Standards

Impact of the application of IFRS 9

Effective January 1, 2018, the company adopted IFRS 9 Financial Instruments (IFRS 9) which replaces the multiple classification and measurement models for financial assets under IAS 39 Financial Instruments (IAS 39) with a new model that has two measurement categories: amortized cost and fair value, either through profit/loss (FVTPL) or through other comprehensive income. This determination is made at initial recognition. For financial liabilities, the new standard retains most of the IAS 39 requirements; however, the main change arises in cases where the company chooses to designate a financial liability as FVTPL. In these situations, the portion of the fair value change related to the company's own credit risk is recognized in other comprehensive income rather than net earnings. As a result of adopting IFRS 9, the company's financial assets classified as loans and receivables at December 31, 2017 have been reclassified to financial assets at amortized cost; however, there is no impact to the measurement of these financial assets. There were no changes to the classifications of the company's financial liabilities. The classification and measurement guidance was adopted retrospectively in accordance with the transitional provisions of IFRS 9.

The company also adopted the new hedge accounting guidance in IFRS 9. The new hedge accounting guidance replaces strict quantitative tests of effectiveness with less restrictive assessments of how well the hedging instrument accomplishes the company's risk management objectives for financial and non-financial risk exposures. IFRS 9 also allows the company to hedge risk components of non-financial items which meet certain measurability or identifiable characteristics. The company did not apply hedge accounting to any of its derivative instruments during 2018.

After adoption of IFRS 9, the company's accounting policies are substantially the same as at December 31, 2017 and there were no impacts to the company's financial statements, except for the change in financial asset categories as discussed above.

Impact of the application of IFRS 15

On January 1, 2018, the company adopted IFRS 15 Revenue from Contracts with Customers (IFRS 15), which sets out guidelines for the recognition of revenue, using the retrospective method,.

IFRS 15 replaces IAS 18 Revenue and presents a new single model for recognition of revenue from contracts with customers. The model features a contract-based five-step analysis of transactions to determine the nature of an entity's obligation to perform and whether, how much, and when revenue is recognized.

Under IFRS 15, the revenue from the sale of commodities and other operating revenue the company earns represent contractual arrangements with customers. The company recognizes revenue when title of the product is transferred to the buyer and collection is reasonably assured in accordance with specified contract terms. All operating revenue is generally earned at a point in time and is based on the consideration that the company expects to receive for the transfer of the goods to the customers.

The company has reviewed its sources of revenue and major contracts with customers using the guidance found in IFRS 15 and determined there are no material changes to the timing and measurement of the company's revenue in the reporting period, as compared to the provisions of the previous standard. In accordance with the new standard, the company assessed its principal versus agent requirements and the impact was a decrease in revenue, with a corresponding decrease to Operating, Selling and General expense and Transportation expense, resulting in no impact on the company's consolidated net earnings.

2018 ANNUAL REPORT   Suncor Energy Inc.  95

Adjustments to Consolidated Statements of Comprehensive Income

($ millions, decrease)	For the twelve months ended December 31 2017 IFRS 15

Revenues and Other Income

Operating revenues, net of royalties	(97)

Expenses

Operating, selling and general	(57)

Transportation	(40)

Net Earnings	—

Total Comprehensive Income	—

(b) Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases (IFRS 16) which replaces the existing leasing standard IAS 17 Leases and requires the recognition of leases on the balance sheet, with optional exemptions for short-term leases where the term is twelve months or less and for leases of low-value items. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating.

The company will adopt the standard on the effective date of January 1, 2019 and has selected the modified retrospective transition approach. The company has also elected to apply the optional exemption for short-term leases. The company has completed the implementation of an information technology solution, including uploading of data for identified leases into its leasing system. All contracts have been reviewed, new business processes have been developed and internal controls have been implemented.

IFRS 16 will have an impact on the following components of the consolidated financial statements of the company:

Consolidated Balance Sheets: IFRS 16 requires the recognition of lease liabilities and right of use (ROU) assets for all leases except for the optional exemptions for low-value assets and short-term leases. The company will recognize the lease liability at the present value of the remaining lease payments discounted using the company's incremental borrowing rate upon adoption of the new standard. Upon transition, the company will measure the ROU assets equal to the lease liability, adjusted by the amount of any prepaid payments or onerous contracts recognized in the December 31, 2018 consolidated financial statements. The company will recognize additional ROU assets and lease liabilities of approximately $1.8 billion, subject to finalization of reviews, as of January 1, 2019.

Consolidated Statements of Comprehensive Income: Adoption of IFRS 16 will result in an increase to Depreciation, Depletion and Amortization expense due to the recognition of ROU assets, an increase to Financing expense from the unwinding of the discounted value of the lease liabilities and a decrease to Operating, Selling and General expense, Purchases of Crude Oil and Products expense, and Transportation expense. Based on the company's leases at January 1, 2019, this standard will not have a material impact on consolidated net earnings.

Consolidated Statements of Cash Flows: Due to the change in the presentation of former operating lease expenses, Cash flow from operating activities will increase due to the decrease in Operating, Selling and General expense, Purchases of Crude Oil and Products expense, and Transportation expense, partially offset by increased Financing expense, which represents an operating activity for the company. Cash flow from financing activities will decrease due to the addition of principal payments for former operating leases. The overall impact to cash flow for the company will be unchanged.

96  2018 ANNUAL REPORT   Suncor Energy Inc.

Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments. The interpretation clarifies the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation requires an entity to consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If the entity considers it to be not probable that a taxation authority will accept an uncertain tax provision the interpretation requires the entity to use the most likely amount or the expected value. The amendments are to be applied retrospectively and are effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. The adoption of this amendment will not have any impact on the company's consolidated financial statements.

6. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:

•
Oil Sands includes the company's operations in the Athabasca oil sands in Alberta to develop and produce bitumen, synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company's joint interest in the Fort Hills partnership, partnership in the East Tank Farm blending and storage facility, as well as its ownership interest in the Syncrude oil sands mining and upgrading joint operation, located near Fort McMurray, Alberta. The individual operating segments related to mining operations, in situ, Fort Hills and Syncrude have been aggregated into one reportable segment (Oil Sands) due to the similar nature of their business activities, including the production of bitumen, and the single geographic area and regulatory environment in which they operate.

•
Exploration and Production (E&P) includes offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, the exploration and production of crude oil and natural gas at Buzzard and Golden Eagle Area Development, as well as development of the North Sea Rosebank Project, all in the United Kingdom (U.K.) and the development of the Oda and Fenja fields in Norway, and in Libya and Syria. Due to unrest in Syria, the company has declared force majeure under its contractual obligations, and Suncor's operations in Syria have been suspended indefinitely. Production in Libya remains partially shutin due to political unrest, and the timing of a return to normal operations continues to be uncertain.

•
Refining and Marketing includes the refining of crude oil products, and the distribution and marketing of these and other purchased products through retail stations located in Canada and the United States (U.S.), as well as a previously owned lubricants plant located in Eastern Canada which was sold on February 1, 2017 (note 33).

The company also reports activities not directly attributable to an operating segment under Corporate, Energy Trading and Eliminations. This includes investments in renewables projects.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment balances are eliminated on consolidation. Intersegment profit will not be recognized until the related product has been sold to third parties.

2018 ANNUAL REPORT   Suncor Energy Inc.  97

For the years ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

	(restated – note 5)				(restated – note 5)		(restated – note 5)		(restated – note 5)
Revenues and Other Income

Gross revenues	12 039	9 723	3 869	3 487	23 655	19 612	29	63	39 592	32 885

Intersegment revenues	3 704	3 551	—	—	69	92	(3 773)	(3 643)	—	—

Less: Royalties	(398)	(355)	(652)	(576)	—	—	—	—	(1 050)	(931)

Operating revenues, net of royalties	15 345	12 919	3 217	2 911	23 724	19 704	(3 744)	(3 580)	38 542	31 954

Other income (loss)	288	86	(71)	(14)	21	73	206	(20)	444	125

	15 633	13 005	3 146	2 897	23 745	19 777	(3 538)	(3 600)	38 986	32 079

Expenses

Purchases of crude oil and products	1 563	623	—	—	16 656	14 011	(4 086)	(3 513)	14 133	11 121

Operating, selling and general	7 570	6 257	503	422	1 979	1 950	521	559	10 573	9 188

Transportation	1 144	827	85	86	137	110	(47)	(26)	1 319	997

Depreciation, depletion, amortization and impairment	4 024	3 782	967	1 028	683	685	64	106	5 738	5 601

Exploration	44	15	78	89	—	—	—	—	122	104

(Gain) loss on asset exchange and disposal of assets	(108)	(50)	91	—	(7)	(455)	—	(97)	(24)	(602)

Financing expenses (income)	320	180	46	36	7	15	1 769	(477)	2 142	(246)

	14 557	11 634	1 770	1 661	19 455	16 316	(1 779)	(3 448)	34 003	26 163

Earnings (Loss) before Income Taxes	1 076	1 371	1 376	1 236	4 290	3 461	(1 759)	(152)	4 983	5 916

Income Tax Expense (Recovery)

Current	(128)	192	680	617	1 098	941	(400)	(541)	1 250	1 209

Deferred	351	170	(112)	(113)	39	(138)	162	330	440	249

	223	362	568	504	1 137	803	(238)	(211)	1 690	1 458

Net Earnings (Loss)	853	1 009	808	732	3 153	2 658	(1 521)	59	3 293	4 458

Capital and Exploration Expenditures	3 546	5 059	946	824	856	634	58	34	5 406	6 551

98  2018 ANNUAL REPORT   Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

For the twelve months ended December 31	2018			2017
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	11 659	—	11 659	11 244	—	11 244

Bitumen	4 084	—	4 084	2 030	—	2 030

	15 743	—	15 743	13 274	—	13 274

Exploration and Production

Crude oil and natural gas liquids	1 741	2 112	3 853	1 326	2 133	3 459

Natural gas	3	13	16	10	18	28

	1 744	2 125	3 869	1 336	2 151	3 487

Refining and Marketing

Gasoline	10 819	—	10 819	9 075	—	9 075

Distillate	9 698	—	9 698	7 800	—	7 800

Other	3 207	—	3 207	2 829	—	2 829

	23 724	—	23 724	19 704	—	19 704

Corporate, Energy Trading and Eliminations	(3 744)	—	(3 744)	(3 580)	—	(3 580)

Total Revenue from Contracts with Customers	37 467	2 125	39 592	30 734	2 151	32 885

Geographical Information

Operating Revenues, net of Royalties

($ millions)	2018	2017

(restated – note 5)
Canada	30 418	25 551

United States	5 999	4 252

Other foreign	2 125	2 151

	38 542	31 954

Non-Current Assets(1)

($ millions)	December 31 2018	December 31 2017

Canada	76 708	76 091

United States	1 889	1 712

Other foreign	2 154	2 014

	80 751	79 817

(1)
Excludes deferred income tax assets.

2018 ANNUAL REPORT   Suncor Energy Inc.  99

7. OTHER INCOME

Other income consists of the following:

($ millions)	2018	2017

Energy trading activities

Unrealized gains (losses) recognized in earnings	129	(37)

Gains (losses) on inventory valuation	13	(39)

Risk management activities(1)	126	(19)

Investment and interest income	34	162

Insurance proceeds(2)	120	76

Change in value of pipeline commitments and other	22	(18)

	444	125

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments.

(2)
2018 includes business interruption and property damage insurance proceeds for Syncrude and 2017 includes property damage insurance proceeds for Syncrude, in each case within the Oil Sands segment.

8. OPERATING, SELLING AND GENERAL

Operating, Selling and General expense consists of the following:

($ millions)	2018	2017

	(restated – note 5)
Contract services(1)	4 552	3 551

Employee costs(1)	3 263	3 290

Materials	765	706

Energy	1 095	1 121

Equipment rentals and leases	360	279

Travel, marketing and other	538	241

	10 573	9 188

(1)
The company incurred $8.3 billion of contract services and employee costs for the year ended December 31, 2018 (2017 – $7.3 billion), of which $7.8 billion (2017 – $6.8 billion) was recorded in Operating, Selling and General expense and $0.5 billion was recorded as Property, Plant and Equipment (2017 – $0.5 billion). Employee costs include salaries, benefits and share-based compensation.

9. FINANCING (INCOME) EXPENSES

($ millions)	2018	2017

Interest on debt and finance leases	897	945

Capitalized interest at 5.4% (2017 – 5.5%)	(156)	(729)

Interest expense	741	216

Interest on partnership liability (note 35)	56	5

Interest on pension and other post-retirement benefits	56	58

Accretion	266	247

Foreign exchange loss (gain) on U.S. dollar denominated debt	1 090	(771)

Foreign exchange and other	(70)	(52)

Loss on extinguishment of long-term debt	3	113

Realized gain on foreign currency hedges	—	(62)

	2 142	(246)

100  2018 ANNUAL REPORT   Suncor Energy Inc.

10. INCOME TAXES

Income Tax Expense (Recovery)

($ millions)	2018	2017

Current:

Current year	1 270	1 150

Adjustments to current income tax of prior years	(20)	59

Deferred:

Origination and reversal of temporary differences	345	476

Adjustments in respect of deferred income tax of prior years	13	(70)

Changes in tax rates and legislation	—	(106)

Movement in unrecognized deferred income tax assets	82	(51)

Total income tax expense	1 690	1 458

Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2018	2017

Earnings before income tax	4 983	5 916

Canadian statutory tax rate	27.04%	27.01%

Statutory tax	1 347	1 598

Add (deduct) the tax effect of:

Non-taxable component of capital losses (gains)	146	(90)

Share-based compensation and other permanent items	31	(1)

Assessments and adjustments	(7)	(11)

Impact of income tax rate and legislative changes	—	(106)

Foreign tax rate differential	111	180

Non-taxable component of acquisitions and dispositions	(14)	(41)

Movement in unrecognized deferred income tax assets	82	(51)

Other	(6)	(20)

Total income tax expense	1 690	1 458

Effective tax rate	33.9%	24.6%

2018 ANNUAL REPORT   Suncor Energy Inc.  101

Deferred Income Tax Balances

The significant components of the company's deferred income tax (assets) liabilities and deferred income tax expense (recovery) are comprised of the following:

	Deferred Income Tax Expense (Recovery)		Deferred Income Tax Liability (Asset)

($ millions)	2018	2017	December 31 2018	December 31 2017

Property, plant and equipment	484	157	14 705	14 252

Decommissioning and restoration provision	46	19	(1 854)	(1 910)

Employee retirement benefit plans	15	(5)	(585)	(639)

Tax loss carry-forwards	(63)	—	(172)	(109)

Other	(42)	78	(177)	(161)

Net deferred income tax expense and liability	440	249	11 917	11 433

Change in Deferred Income Tax Balances

($ millions)	2018	2017

Net deferred income tax liability, beginning of year	11 433	11 180

Recognized in deferred income tax expense	440	249

Recognized in other comprehensive income	39	19

Foreign exchange, disposition and other	5	(15)

Net deferred income tax liability, end of year	11 917	11 433

Deferred Tax in Shareholders' Equity

($ millions)	2018	2017

Deferred Tax in Other Comprehensive Income

Actuarial gain on employment retirement benefit plans	39	19

Total income tax expense reported in equity	39	19

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit is probable based on estimated future earnings. Suncor has not recognized a $153 million (2017 – $75 million) deferred income tax asset on $1 134 million (2017 – $556 million) of capital losses related to foreign exchange on U.S. dollar denominated debt, which can only be utilized against future capital gains.

No deferred tax liability has been recognized at December 31, 2018, on temporary differences of approximately $9.7 billion (2017 – $9.6 billion) associated with earnings retained in our investments in foreign subsidiaries, as the company is able to control the timing of the reversal of these differences. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense. Deferred distribution taxes associated with international business operations have not been recorded.

In the fourth quarter of 2017, the U.S. government enacted a decrease in the federal corporate tax rate from 35% to 21% effective January 1, 2018. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $124 million.

In the fourth quarter of 2017, the Government of British Columbia (B.C.) enacted an increase to the provincial corporate income tax rate from 11% to 12%. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax expense of $18 million.

102  2018 ANNUAL REPORT   Suncor Energy Inc.

11. EARNINGS PER COMMON SHARE

($ millions)	2018	2017

Net earnings	3 293	4 458

Dilutive impact of accounting for awards as equity-settled(1)	—	(1)

Net earnings – diluted	3 293	4 457

(millions of common shares)

Weighted average number of common shares	1 623	1 661

Dilutive securities:

Effect of share options	6	4

Weighted average number of diluted common shares	1 629	1 665

(dollars per common share)

Basic earnings per share	2.03	2.68

Diluted earnings per share	2.02	2.68

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the year ended December 31, 2017.

12. CASH AND CASH EQUIVALENTS

($ millions)	December 31 2018	December 31 2017

Cash	1 285	1 184

Cash equivalents	936	1 488

	2 221	2 672

13. SUPPLEMENTAL CASH FLOW INFORMATION

The decrease (increase) in non-cash working capital is comprised of:

($ millions)	2018	2017

Accounts receivable	219	(79)

Inventories	316	(268)

Accounts payable and accrued liabilities	(503)	68

Current portion of provisions	(110)	(48)

Income taxes payable (net)	511	421

	433	94

Relating to:

Operating activities	408	(173)

Investing activities	25	267

	433	94

2018 ANNUAL REPORT   Suncor Energy Inc.  103

Reconciliation of movements of liabilities to cash flows arising from financing activities:

($ millions)	Short-Term Debt	Current Portion of Long-Term Debt	Long-Term Debt	Partnership Liability	Dividends Payable

At December 31, 2017	2 136	71	13 372	483	—

Changes from financing cash flows:

Net issuance of commercial paper	866	—	—	—	—

Repayment of long-term debt	—	(109)	—	—	—

Realized foreign exchange losses	131	1	—	—	—

Dividends paid on common shares	—	—	—	—	(2 333)

Payments of finance lease liabilities	—	—	(74)	—	—

Distributions to non-controlling interest	—	—	—	(6)	—

Non-cash changes:

Dividends declared on common shares	—	—	—	—	2 333

Unrealized foreign exchange losses	98	9	851	—	—

Deferred financing costs	—	—	(14)	—	—

Modification to finance lease liabilities	—	—	12	—	—

Reclassification from long-term debt to current portion of long-term debt	—	257	(257)	—	—

At December 31, 2018	3 231	229	13 890	477	—

14. INVENTORIES

($ millions)	December 31 2018	December 31 2017

Crude oil	1 177	1 203

Refined products	1 033	1 268

Materials, supplies and merchandise	702	664

Energy trading commodity inventories	247	333

	3 159	3 468

During 2018, product inventories of $14.8 billion (2017 – $11.6 billion) were recorded as an expense. There was no write-down of crude oil (2017 – nil) and no write-down of materials, supplies and merchandise in 2018 (2017 – nil million). Energy trading commodity inventories are measured at fair value less costs of disposal based on Level 1 and Level 2 fair value inputs.

104  2018 ANNUAL REPORT   Suncor Energy Inc.

15. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Oil and Gas Properties	Plant and Equipment	Total

Cost

At December 31, 2016	34 141	73 537	107 678

Additions	1 235	5 875	7 110

Acquisitions (note 32)	25	310	335

Changes in decommissioning and restoration	821	22	843

Disposals and derecognition	—	(884)	(884)

Foreign exchange adjustments	(13)	(256)	(269)

Reclassified from assets held for sale (note 34)	—	35	35

At December 31, 2017	36 209	78 639	114 848

Additions	1 221	3 958	5 179

Transfers from exploration and evaluation	31	—	31

Acquisitions (notes 31, 32 and 36)	289	948	1 237

Changes in decommissioning and restoration	85	(22)	63

Disposals and derecognition	(375)	(4 785)	(5 160)

Foreign exchange adjustments	385	291	676

At December 31, 2018	37 845	79 029	116 874

Accumulated provision

At December 31, 2016	(16 062)	(20 357)	(36 419)

Depreciation and depletion	(1 916)	(3 514)	(5 430)

Disposals and derecognition	—	368	368

Foreign exchange adjustments	3	126	129

Reclassified from assets held for sale (note 34)	—	(3)	(3)

At December 31, 2017	(17 975)	(23 380)	(41 355)

Depreciation and depletion	(1 739)	(3 849)	(5 588)

Disposals and derecognition	255	4 545	4 800

Foreign exchange adjustments	(324)	(162)	(486)

At December 31, 2018	(19 783)	(22 846)	(42 629)

Net property, plant and equipment

December 31, 2017	18 234	55 259	73 493

December 31, 2018	18 062	56 183	74 245

	December 31, 2018			December 31, 2017

($ millions)	Cost	Accumulated Provision	Net Book Value	Cost	Accumulated Provision	Net Book Value

Oil Sands	80 295	(22 654)	57 641	79 625	(22 664)	56 961

Exploration and Production	21 867	(14 075)	7 792	21 007	(12 990)	8 017

Refining and Marketing	13 627	(5 092)	8 535	13 137	(4 906)	8 231

Corporate, Energy Trading and Eliminations	1 085	(808)	277	1 079	(795)	284

	116 874	(42 629)	74 245	114 848	(41 355)	73 493

2018 ANNUAL REPORT   Suncor Energy Inc.  105

At December 31, 2018, the balance of assets under construction and not subject to depreciation or depletion was $4.7 billion (December 31, 2017 – $15.9 billion).

At December 31, 2018, Property, Plant and Equipment included finance leases with a net book value of $1.4 billion (December 31, 2017 – $1.4 billion).

16. EXPLORATION AND EVALUATION ASSETS

($ millions)	2018	2017

Beginning of year	2 052	2 038

Acquisitions and additions (Note 31)	316	53

Transfers to oil and gas assets	(31)	—

Dry hole expenses	(11)	(41)

Disposals	(16)	—

Amortization	(1)	(1)

Foreign exchange adjustments	10	3

End of year	2 319	2 052

17. OTHER ASSETS

($ millions)	December 31 2018	December 31 2017

Investments	237	224

Prepaids and other	889	987

	1 126	1 211

Prepaids and other includes long-term accounts receivable related to deposits paid on Notices of Reassessments that have been received from the Canada Revenue Agency (CRA) and are unlikely to be settled within one year.

18. GOODWILL AND OTHER INTANGIBLE ASSETS

	Oil Sands	Refining and Marketing

($ millions)	Goodwill	Goodwill	Brand Name	Customer Lists	Total

At December 31, 2016	2 752	148	166	9	3 075

Disposal (note 33)	—	(8)	(4)	(1)	(13)

Additions	—	—	—	2	2

Amortization	—	—	—	(3)	(3)

At December 31, 2017	2 752	140	162	7	3 061

Additions	—	—	—	4	4

Amortization	—	—	—	(4)	(4)

At December 31, 2018	2 752	140	162	7	3 061

The company performed a goodwill impairment test at December 31, 2018 on its Oil Sands CGUs. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows. The primary sources of cash flow information are derived from business plans approved by executives of the company, which

106  2018 ANNUAL REPORT   Suncor Energy Inc.

were developed based on macroeconomic factors such as forward price curves for benchmark commodities, inflation rates and industry supply-demand fundamentals. When required, the projected cash flows in the business plans have been updated to reflect current market assessments of key assumptions, including long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates specific to the asset (Level 3 fair value inputs).

Cash flow forecasts are also based on past experience, historical trends and third-party evaluations of the company's reserves and resources to determine production profiles and volumes, operating costs, maintenance and capital expenditures. Production profiles, reserves volumes, operating costs, maintenance and capital expenditures are consistent with the estimates approved through the company's annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test.

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The discount rates are calculated based on the weighted average cost of capital of a group of relevant peers that is considered to represent the rate of return that would be required by a typical market participant for similar assets. The after-tax discount rate applied to cash flow projections was 8% (2017 – 8%). The company based its cash flow projections on an average West Texas Intermediate price of US$58.00 per barrel in 2019, US$70.40 per barrel in 2020, US$75.30 per barrel in 2021, US$80.10 per barrel in 2022 and then escalating at an average of 3% per year from 2023 to 2024 and at an average of 2% thereafter, adjusted for applicable quality and location differentials depending on the underlying CGU. The forecast cash flow period ranged from 20 years to 50 years based on the reserves life of the respective CGU. As a result of this analysis, management did not identify impairment within any of the CGUs comprising the Oil Sands operating segment and the associated allocated goodwill.

The company also performed a goodwill impairment test of its Refining and Marketing CGUs. The recoverable amounts are based on the fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows, based primarily on the business plan and historical results adjusted for current economic conditions, and escalated using an inflation rate of 2% of revenue and operating costs. The after-tax discount rates applied to the cash flow projection were between 10% and 12% (2017 – between 10% and 12%). As a result of this analysis, no impairment was identified within the operating segment or the associated allocated goodwill.

19. DEBT AND CREDIT FACILITIES

Debt and credit facilities are comprised of the following:

Short-Term Debt

($ millions)	December 31 2018	December 31 2017

Commercial paper(1)	3 231	2 136

(1)
The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $5.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2018 was 2.88% (December 31, 2017 – 1.56%).

2018 ANNUAL REPORT   Suncor Energy Inc.  107

Long-Term Debt

($ millions)	December 31 2018	December 31 2017

Fixed-term debt(2)(3)

7.75% Notes, due 2019 (US$140)(4)	191	288

3.10% Series 5 Medium Term Notes, due 2021	749	749

9.25% Debentures, due 2021 (US$300)	431	406

9.40% Notes, due 2021 (US$220)(4)(5)	315	298

4.50% Notes, due 2022 (US$182)(4)	234	212

3.60% Notes, due 2024 (US$750)	1 020	936

3.00% Series 5 Medium Term Notes, due 2026	698	698

7.875% Debentures, due 2026 (US$275)	393	365

8.20% Notes, due 2027 (US$59)(4)	87	81

7.00% Debentures, due 2028 (US$250)	346	319

7.15% Notes, due 2032 (US$500)	681	626

5.35% Notes, due 2033 (US$300)	379	344

5.95% Notes, due 2034 (US$500)	680	625

5.95% Notes, due 2035 (US$600)	786	718

5.39% Series 4 Medium Term Notes, due 2037	599	599

6.50% Notes, due 2038 (US$1 150)	1 565	1 439

6.80% Notes, due 2038 (US$900)	1 249	1 151

6.85% Notes, due 2039 (US$750)	1 021	938

6.00% Notes, due 2042 (US$152)(4)	158	140

4.34% Series 5 Medium Term Notes, due 2046	300	300

4.00% Notes, due 2047 (US$750)(6)	1 018	936

Total unsecured long-term debt	12 900	12 168

Finance leases(7)	1 260	1 319

Deferred financing costs	(41)	(44)

	14 119	13 443

Current portion of long-term debt

Finance leases	(38)	(71)

Long-term debt	(191)	—

	(229)	(71)

Total long-term debt	13 890	13 372

(2)
The value of debt includes the unamortized balance of premiums or discounts.

(3)
Certain securities are redeemable at the option of the company.

(4)
Debt acquired through the acquisition of Canadian Oil Sands Limited (COS).

(5)
Subsequent to the acquisition of COS, Moody's Investors Service downgraded COS long-term senior debt rating from Baa3 (negative outlook) to Ba3 (stable outlook). This triggered a change in the coupon rate of the note from 7.9% to 9.4%.

(6)
During the fourth quarter of 2017, the company issued US$750 million of senior unsecured notes maturing on November 15, 2047. The notes have a coupon of 4.00% and were priced at $99.498 per note for an effective yield of 4.029%. Interest is paid semi-annually.

(7)
Interest rates range from 2.9% to 16.5% and maturity dates range from 2027 to 2062.

During the fourth quarter of 2018, the company completed an early retirement of US$83 million (book value of $109 million) of subsidiary debt acquired through the acquisition of COS with a coupon of 7.75% originally scheduled to mature on

108  2018 ANNUAL REPORT   Suncor Energy Inc.

May 15, 2019 for US$88 million ($116 million). The early retirement payment included US$3 million ($4 million) of accrued interest, resulting in a debt extinguishment loss of $3 million ($2 million after-tax).

During the second quarter of 2017, the company redeemed its US$1.250 billion (book value of $1.700 billion) senior unsecured notes originally scheduled to mature on June 1, 2018 for US$1.344 billion ($1.830 billion), including US$31 million ($42 million) of accrued interest. In conjunction with the early retirement of the notes, the company also realized gains of $62 million on foreign currency hedges, resulting in an overall debt extinguishment loss of $25 million ($10 million after-tax).

During the fourth quarter of 2017, the company redeemed its US$600 million (book value of $771 million) senior unsecured notes with a coupon of 6.05% originally scheduled to mature on May 15, 2018 for US$614 million ($788 million), including US$3 million ($4 million) of accrued interest. The company also redeemed its $700 million senior unsecured Series 4 Medium Term notes with a coupon of 5.80% originally scheduled to mature on May 22, 2018 for $715 million, including $3 million of accrued interest. The company realized an overall debt extinguishment loss of $26 million ($18 million after-tax).

Scheduled Debt Repayments

Scheduled principal repayments as at December 31, 2018 for finance leases, short-term debt and long-term debt are as follows:

($ millions)	Repayment

2019	3 459

2020	39

2021	1 501

2022	295

2023	53

Thereafter	12 108

17 455

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2018

Fully revolving and expires in 2021	4 000

Fully revolving and expires in 2020	2 729

Fully revolving and expires in 2019/2020	1 537

Can be terminated at any time at the option of the lenders	132

Total credit facilities	8 398

Credit facilities supporting outstanding commercial paper	(3 231)

Credit facilities supporting standby letters of credit(1)	(1 269)

Total unutilized credit facilities(2)	3 898

(1)
To reduce costs, the company supported certain credit facilities with $108 million cash collateral as at December 31, 2018 (December 31, 2017 – $733 million).

(2)
Available credit facilities for liquidity purposes at December 31, 2018 decreased to $3.608 billion, compared to $4.489 billion at December 31, 2017.

2018 ANNUAL REPORT   Suncor Energy Inc.  109

20. OTHER LONG-TERM LIABILITIES

($ millions)	December 31 2018	December 31 2017

Pensions and other post-retirement benefits (note 21)	1 420	1 369

Share-based compensation plans (note 24)	259	361

Partnership liability (note 35)	470	483

Deferred revenue	46	49

Libya Exploration and Production Sharing Agreement (EPSA) signature bonus(1)	83	77

Other	68	73

	2 346	2 412

(1)
As part of the 2009 acquisition of Petro-Canada, the company assumed the remaining US$500 million obligation for a signature bonus relating to Petro-Canada's ratification of six EPSAs in Libya. At December 31, 2018, the carrying amount of the Libya EPSAs signature bonus was $85 million (December 31, 2017 – $79 million). The current portion is $2 million (December 31, 2017 – $2 million) and is recorded in Accounts Payable and Accrued Liabilities.

21. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are funded through retirement compensation arrangements, and/or paid directly to recipients. The company's contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada and every year in the United States. The most recent valuations for the registered Canadian plans were performed as at January 31, 2017, and for the International plans were performed as at December 31, 2016. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes.

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

The company reports its share of Syncrude's defined benefit and defined contribution pension plans and Syncrude's other post-retirement benefits plan.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee's pensionable earnings.

110  2018 ANNUAL REPORT   Suncor Energy Inc.

Defined Benefit Obligations and Funded Status

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2018	2017	2018	2017

Change in benefit obligation

Benefit obligation at beginning of year	6 717	6 280	597	587

Obligations acquired through acquisition (note 31)	185	—	8	—

Current service costs	235	193	13	14

Plan participants' contributions	15	14	—	—

Benefits paid	(296)	(294)	(23)	(21)

Interest costs	236	236	21	22

Disposal (note 33)	—	(69)	—	(9)

Foreign exchange	14	(2)	1	(1)

Settlements	5	7	—	—

Actuarial remeasurement:

Experience (gain) loss arising on plan liabilities	(26)	2	(18)	(12)

Actuarial gain arising from changes in demographic assumptions	(1)	(4)	—	(9)

Actuarial (gain) loss arising from changes in financial assumptions	(354)	354	(42)	26

Benefit obligation at end of year	6 730	6 717	557	597

Change in plan assets

Fair value of plan assets at beginning of year	5 799	5 356	—	—

Assets acquired through acquisition (note 31)	153	—	—	—

Employer contributions	182	160	—	—

Plan participants' contributions	15	14	—	—

Benefits paid	(273)	(269)	—	—

Disposal (note 33)	—	(71)	—	—

Foreign exchange	14	(3)	—	—

Settlements	5	7	—	—

Administrative costs	(2)	(2)	—	—

Income on plan assets	201	200	—	—

Actuarial remeasurement:

Return on plan assets (less than) greater than discount rate	(299)	407	—	—

Fair value of plan assets at end of year	5 795	5 799	—	—

Net unfunded obligation	935	918	557	597

Of the total net unfunded obligations as at December 31, 2018, 60% relates to Canadian pension plans and other post-retirement benefits obligation (excluding Syncrude) (December 31, 2017 – 67%). The weighted average duration of the defined benefit obligation under the Canadian pension plans and other post-retirement plans (excluding Syncrude) is 13.70 years (2017 – 13.91 years).

2018 ANNUAL REPORT   Suncor Energy Inc.  111

The net unfunded obligation is recorded in Accounts Payable and Accrued Liabilities and Other Long-Term Liabilities (note 20) in the Consolidated Balance Sheets.

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2018	2017	2018	2017

Analysis of amount charged to earnings:

Current service costs	235	193	13	14

Interest costs	35	36	21	22

Defined benefit plans expense	270	229	34	36

Defined contribution plans expense	77	74	—	—

Total benefit plans expense charged to earnings	347	303	34	36

Components of defined benefit costs recognized in Other Comprehensive Income:

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2018	2017	2018	2017

Return on plan assets (excluding amounts included in net interest expense)	299	(407)	—	—

Experience (gain) loss arising on plan liabilities	(26)	2	(18)	(12)

Actuarial (gain) loss arising from changes in financial assumptions	(354)	354	(42)	26

Actuarial gain arising from changes in demographic assumptions	(1)	(4)	—	(9)

Actuarial (gain) loss recognized in other comprehensive income	(82)	(55)	(60)	5

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as the projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

	Pension Benefits		Other Post-Retirement Benefits
(%)	December 31 2018	December 31 2017	December 31 2018	December 31 2017

Discount rate	3.80	3.40	3.90	3.40

Rate of compensation increase	3.00	3.00	3.00	3.00

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

In order to measure the expected cost of other post-retirement benefits, it was assumed for 2018 that the health care costs would increase annually by 6.50% per person (2017 – 6.50%). This rate will remain constant until 2019 and then will decrease 0.5% annually to 5% by 2022, and remain at that level thereafter.

112  2018 ANNUAL REPORT   Suncor Energy Inc.

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefits obligations for the company's Canadian plans. A change of these assumptions would have the following effects:

	Pension Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the aggregate service and interest costs	(23)	30

Effect on the benefit obligations	(874)	1 127

	Other Post-Retirement Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the benefit obligations	(65)	81

1% change in health care cost

Effect on the aggregate service and interest costs	1	(1)

Effect on the benefit obligations	27	(23)

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, to the plans' target asset allocation as prescribed in the Statement of Investment Policies and Procedures approved by the Board of Directors. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2018	2017

Equities, comprised of:

– Canada	13	18

– United States	17	19

– Foreign	18	19

	48	56

Fixed income, comprised of:

– Canada	43	39

Real estate, comprised of:

– Canada	9	5

Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and fixed income securities is based on the trading price of the underlying fund. The fair value of real estate investments is based on independent third-party appraisals.

During the year, the company made cash contributions of $182 million (2017 – $160 million) to its defined benefit pension plans, of which $2 million (2017 – $3 million) was contributed to the solvency reserve account in Alberta. The company expects to make cash contributions to its defined benefit pension plans in 2019 of $172 million.

2018 ANNUAL REPORT   Suncor Energy Inc.  113

22. PROVISIONS

($ millions)	Decommissioning and Restoration(1)	Royalties	Other(2)	Total

At December 31, 2016	6 746	307	270	7 323

Liabilities incurred	494	29	34	557

Change in discount rate	255	—	—	255

Changes in estimates	92	(89)	(6)	(3)

Liabilities settled	(353)	(7)	(42)	(402)

Accretion	247	—	—	247

Asset acquisitions	5	—	—	5

Foreign exchange	(21)	—	(2)	(23)

At December 31, 2017	7 465	240	254	7 959

Less: current portion	(434)	(240)	(48)	(722)

	7 031	—	206	7 237

At December 31, 2017	7 465	240	254	7 959

Liabilities incurred	345	9	101	455

Change in discount rate	(663)	—	—	(663)

Changes in estimates	114	(67)	(16)	31

Liabilities settled	(469)	(84)	(25)	(578)

Accretion	266	—	—	266

Asset acquisitions	133	—	—	133

Foreign exchange	48	—	—	48

At December 31, 2018	7 239	98	314	7 651

Less: current portion	(538)	(98)	(31)	(667)

	6 701	—	283	6 984

(1)
Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted amount of estimated future cash flows required to settle the obligations at December 31, 2018 was approximately $13.0 billion (December 31, 2017 – $12.2 billion). A weighted average credit-adjusted risk-free interest rate of 4.20% was used to discount the provision recognized at December 31, 2018 (December 31, 2017 – 3.70%). The credit-adjusted risk-free interest rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.

(2)
Includes legal, environmental and lease inducement provisions.

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31	2018	2017

1% Increase	(1 099)	(1 218)

1% Decrease	1 521	1 758

114  2018 ANNUAL REPORT   Suncor Energy Inc.

23. SHARE CAPITAL

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

Normal Course Issuer Bid

On April 26, 2017, the company announced its intention to commence a Normal Course Issuer Bid (the 2017 NCIB) to repurchase common shares through the facilities of the Toronto Stock Exchange (the TSX), New York Stock Exchange (the NYSE) and/or alternative trading platforms. Pursuant to the 2017 NCIB, the company was permitted to purchase for cancellation up to approximately 50,079,795 of its common shares between May 2, 2017 and May 1, 2018.

On May 1, 2018, the company announced its intention to renew the 2017 NCIB (the 2018 NCIB) to continue to repurchase common shares through the facilities of the TSX, the NYSE and/or alternative trading platforms. Pursuant to the 2018 NCIB, the company was permitted to purchase for cancellation up to 52,285,330 of its common shares between May 4, 2018 and May 3, 2019. On November 14, 2018, Suncor announced an amendment to the 2018 NCIB, effective as of November 19, 2018, which allows the company to increase the maximum number of common shares that may be repurchased between May 4, 2018 and May 3, 2019 to 81,695,830. Subsequent to the end of the year, Suncor's Board of Directors approved a further share repurchase program of up to $2.0 billion.

The following table summarizes the share repurchase activities during the period:

($ millions except as noted)	2018	2017

Share repurchase activities (thousands of common shares)

Shares repurchased	64 426	33 154

Amounts charged to

Share capital	1 040	536

Retained earnings	2 013	877

Share repurchase cost	3 053	1 413

Average repurchase cost per share	47.38	42.61

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	December 31 2018	December 31 2017

Amounts charged to

Share capital	111	97

Retained earnings	152	180

Liability for share purchase commitment	263	277

2018 ANNUAL REPORT   Suncor Energy Inc.  115

24. SHARE-BASED COMPENSATION

Share-Based Compensation Expense

Reflected in the Consolidated Statements of Comprehensive Income within Operating, Selling and General expense are the following share-based compensation amounts:

($ millions)	2018	2017

Equity-settled plans	46	48

Cash-settled plans	181	334

Total share-based compensation expense	227	382

Liability Recognized for Share-Based Compensation

Reflected in the Consolidated Balance Sheets within accounts payable and accrued liabilities and other long-term liabilities are the following fair value amounts for the company's cash-settled plans:

($ millions)	2018	2017

Current liability	286	344

Long-term liability (note 20)	259	361

Total Liability	545	705

The intrinsic value of the vested awards at December 31, 2018 was $328 million (December 31, 2017 – $399 million).

Stock Option Plans

Suncor grants stock option awards as a form of retention and incentive compensation.

(a) Active Stock Option Plan

Stock options granted by the company on or after August 1, 2010 provide the holder with the right to purchase common shares at the market price on the grant date, subject to fulfilling vesting terms. This plan replaced the pre-merger stock option plan of legacy Suncor and legacy Petro-Canada. Options granted have a seven-year life, vest annually over a three-year period and are accounted for as equity-settled awards.

The weighted average fair value of options granted during the period and the weighted average assumptions used in their determination are as noted below:

	2018	2017

Annual dividend per share	$1.44	$1.28

Risk-free interest rate	2.03%	1.09%

Expected life	5 years	5 years

Expected volatility	24%	25%

Weighted average fair value per option	$6.73	$6.42

The expected life is based on historical stock option exercise data and current expectations. The expected volatility considers the historical volatility in the price of Suncor's common shares over a period similar to the life of the options, and is indicative of future trends.

(b) Discontinued Stock Option Plans

Executive and Key Contributor Stock Options

Options granted under these plans generally have a seven- to ten-year life and vest over a three-year period. These plans were in place prior to August 1, 2009, at the time of the merger between Petro-Canada and Suncor, and are accounted for as equity-settled awards.

116  2018 ANNUAL REPORT   Suncor Energy Inc.

Suncor Energy Inc. Stock Options with Tandem Stock Appreciation Rights

Options granted between August 1, 2009 and July 31, 2010, have a seven-year life and vest annually over a three-year period. Each option included a tandem stock appreciation right (TSAR), allowing the option holder the right to receive a cash payment equal to the excess of the market price of Suncor's common shares at the time of exercise over the exercise price of the option. These awards are accounted for as cash-settled. All options granted under this plan expired at December 31, 2017.

The following table presents a summary of the activity related to Suncor's stock option plans:

	2018		2017

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	31 110	36.96	31 442	35.98

Granted	7 231	43.19	7 401	42.04

Exercised for cash payment	—	—	(6)	32.00

Exercised as options for common shares	(7 927)	35.95	(6 223)	36.65

Forfeited/expired	(1 479)	47.88	(1 504)	42.21

Outstanding, end of year	28 935	38.25	31 110	36.96

Exercisable, end of year	15 374	36.10	17 363	36.53

Options are exercised regularly throughout the year. Therefore, the weighted average share price during the year of $46.99 (2017 – $41.09) is representative of the weighted average share price at the date of exercise.

For the options outstanding at December 31, 2018, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding			Exercisable

Exercise Prices ($)	Number (thousands)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

24.50-34.99	7 821	3	30.90	5 589	31.16

35.00-39.99	7 214	3	37.74	7 195	37.74

40.00-44.99	13 714	6	42.53	2 590	42.19

45.00-49.99	58	7	47.82	—	—

50.00-54.27	128	7	52.40	—	—

Total	28 935	4	38.25	15 374	36.10

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	2018	2017

	21 929	28 972

2018 ANNUAL REPORT   Suncor Energy Inc.  117

Share Unit Plans

Suncor grants share units as a form of retention and incentive compensation. Share unit plans are accounted for as cash-settled awards.

(a) Performance Share Units (PSUs)

A PSU is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. PSUs vest approximately three years after the grant date.

(b) Restricted Share Units (RSUs)

A RSU is a time-vested award entitling employees to receive cash calculated based on an average of the company's share price leading up to vesting. RSUs vest approximately three years after the grant date.

(c) Deferred Share Units (DSUs)

A DSU is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU Plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% allocated to DSUs.

The following table presents a summary of the activity related to Suncor's share unit plans:

(thousands)	PSU	RSU	DSU

Outstanding, December 31, 2016	2 413	18 158	1 218

Granted	1 570	5 009	202

Redeemed for cash	(1 663)	(6 354)	(118)

Forfeited/expired	(53)	(741)	—

Outstanding, December 31, 2017	2 267	16 072	1 302

Granted	1 553	4 796	192

Redeemed for cash	(1 623)	(5 962)	(189)

Forfeited/expired	—	(314)	—

Outstanding, December 31, 2018	2 197	14 592	1 305

Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised, and is accounted for as a cash-settled award.

SARs have a seven-year life and vest annually over a three-year period.

The following table presents a summary of the activity related to Suncor's SARs plan:

	2018		2017

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	387	36.38	485	34.90

Granted	108	43.09	107	42.05

Exercised	(126)	35.65	(176)	35.59

Forfeited/expired	(6)	38.36	(29)	37.32

Outstanding, end of year	363	38.60	387	36.38

Exercisable, end of year	170	36.57	162	35.39

118  2018 ANNUAL REPORT   Suncor Energy Inc.

25. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2018, the carrying value of fixed-term debt accounted for under amortized cost was $12.9 billion (December 31, 2017 – $12.1 billion) and the fair value at December 31, 2018 was $14.2 billion (December 31, 2017 – $14.7 billion). The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

Suncor entered into a partnership with Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) where FMFN and MCFN acquired a combined 49% partnership interest in the East Tank Farm Development. The partnership liability is recorded at amortized cost using the effective interest method. At December 31, 2018, the carrying value of the Partnership liability accounted for under amortized cost was $477 million (December 31, 2017 – $483 million) (note 35).

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

  •
  Energy Trading Derivatives – The company's Energy Trading group uses physical and financial energy derivative contracts, including swaps, forwards and options to earn trading revenues.

  •
  Risk Management Derivatives – The company periodically enters into derivative contracts in order to manage exposure to interest rates, commodity price and foreign exchange movements and which are a component of the company's overall risk management program.

The changes in the fair value of non-designated Energy Trading and Risk Management derivatives are as follows:

($ millions)	Energy Trading	Risk Management	Total

Fair value outstanding at December 31, 2016	(36)	(18)	(54)

Cash Settlements – (received) paid during the year	(12)	17	5

Unrealized losses recognized in earnings during the year (note 7)	(37)	(19)	(56)

Fair value outstanding at December 31, 2017	(85)	(20)	(105)

Cash Settlements – received during the year	(43)	(47)	(90)

Unrealized gains recognized in earnings during the year (note 7)	129	126	255

Fair value outstanding at December 31, 2018	1	59	60

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  •
  Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

  •
  Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published

2018 ANNUAL REPORT   Suncor Energy Inc.  119

    transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

  •
  Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2018, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instrument assets and liabilities and assets available for sale measured at fair value for each hierarchy level as at December 31, 2018 and 2017.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	21	53	—	74

Accounts payable	(74)	(105)	—	(179)

Balance at December 31, 2017	(53)	(52)	—	(105)

Accounts receivable	63	152	—	215

Accounts payable	(43)	(112)	—	(155)

Balance at December 31, 2018	20	40	—	60

During the year ended December 31, 2018, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2018 and 2017.

Financial Assets

($ millions)	Gross Assets	Gross Liabilities Offset	Net Amounts Presented

Derivatives	1 126	(1 052)	74

Accounts receivable	2 405	(1 252)	1 153

Balance at December 31, 2017	3 531	(2 304)	1 227

Derivatives	1 599	(1 384)	215

Accounts receivable	1 837	(882)	955

Balance at December 31, 2018	3 436	(2 266)	1 170

Financial Liabilities

($ millions)	Gross Liabilities	Gross Assets Offset	Net Amounts Presented

Derivatives	(1 231)	1 052	(179)

Accounts payable	(2 270)	1 252	(1 018)

Balance at December 31, 2017	(3 501)	2 304	(1 197)

Derivatives	(1 539)	1 384	(155)

Accounts payable	(1 798)	882	(916)

Balance at December 31, 2018	(3 337)	2 266	(1 071)

120  2018 ANNUAL REPORT   Suncor Energy Inc.

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's trading and credit risk management activities. Trading activities are defined as activities intended to manage risk associated with open price exposure of specific volumes in transit or storage, enhance the company's operations, and enhance profitability through informed market calls, market diversification, economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting under the authority of the company's Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

The nature of the risks faced by the company and its policies for managing such risks remains unchanged from December 31, 2017.

1) Market Risk

Market risk is the risk or uncertainty arising from market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and refined product prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into option contracts to limit exposure to changes in crude oil prices during transportation.

An increase of US$10.00 per barrel of crude oil as at December 31, 2018 would decrease pre-tax earnings for the company's outstanding derivative financial instruments by approximately $39 million (2017 – $196 million).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2018 would increase pre-tax earnings related to the company's debt by approximately $167 million (2017 – $142 million).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial paper and future debt issuances.

To manage the company's exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2018, the company had no outstanding forward starting swaps. The weighted average interest rate on total debt for the year ended December 31, 2018 was 5.4% (2017 – 5.7%).

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt, which are offset by cash balances. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company's pre-tax earnings would decrease by approximately $10 million (2017 – increase by approximately $6 million). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2018. The proportion of floating interest rate exposure at December 31, 2018 was 18.6% of total debt outstanding (2017 – 14.9%).

2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. Suncor's cash and cash equivalents and total credit facilities at December 31, 2018 were $2.2 billion and $8.4 billion, respectively. Of Suncor's $8.4 billion in total credit facilities,

2018 ANNUAL REPORT   Suncor Energy Inc.  121

$3.9 billion were available at December 31, 2018. In addition, Suncor has $3.0 billion of unused capacity under a Canadian debt shelf prospectus and an unused capacity of US$3.0 billion under a U.S. debt shelf prospectus.

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.

The following table shows the timing of cash outflows related to trade and other payables and debt.

	December 31, 2017

($ millions)	Trade and Other Payables(1)	Gross Derivative Liabilities(2)	Debt(3)

Within one year	6 024	1 231	3 027

1 to 3 years	38	—	1 949

3 to 5 years	38	—	3 184

Over 5 years	—	—	20 160

	6 100	1 231	28 320

	December 31, 2018

($ millions)	Trade and Other Payables(1)	Gross Derivative Liabilities(2)	Debt(3)

Within one year	5 492	1 539	4 314

1 to 3 years	42	—	3 362

3 to 5 years	42	—	1 827

Over 5 years	—	—	20 611

	5 576	1 539	30 114

(1)
Trade and other payables exclude net derivative liabilities of $155 million (2017 – $179 million).

(2)
Gross derivative liabilities of $1 539 million (2017 – $1 231 million) are offset by gross derivative assets of $1 384 million (2017 – $1 052 million), resulting in a net amount of $155 million (2017 – $179 million).

(3)
Debt includes short-term debt, long-term debt, finance leases and interest payments on fixed-term debt and commercial paper.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due, causing a financial loss. The company's credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating and a maximum credit limit are assigned. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the assigned credit limit. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2018, substantially all of the company's trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2018, the company's exposure was $1 599 million (December 31, 2017 – $1 126 million).

122  2018 ANNUAL REPORT   Suncor Energy Inc.

26. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is primarily monitored by reviewing the ratios of net debt to funds from operations(1) and total debt to total debt plus shareholders' equity.

Net debt to funds from operations is calculated as short-term debt plus total long-term debt less cash and cash equivalents, divided by funds from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity. This financial covenant under the company's various banking and debt agreements shall not be greater than 65%.

The company's financial covenant is reviewed regularly and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2018 and 2017. The company's financial measures, as set out in the following schedule, were unchanged from 2017. The company believes that achieving its capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment grade credit ratings. The company operates in a fluctuating business environment and ratios may periodically fall outside of management's targets. The company addresses these fluctuations by capital expenditure reductions and sales of non-core assets to ensure net debt achieves management's targets.

($ millions)	Capital Measure Target	December 31, 2018	December 31, 2017

Components of ratios

Short-term debt		3 231	2 136

Current portion of long-term debt		229	71

Long-term debt		13 890	13 372

Total debt		17 350	15 579

Less: Cash and cash equivalents		2 221	2 672

Net debt		15 129	12 907

Shareholders' equity		44 005	45 383

Total capitalization (total debt plus shareholders' equity)		61 355	60 962

Funds from operations(1)		10 172	9 139

Net debt to funds from operations	<3.0 times	1.5	1.4

Total debt to total debt plus shareholders' equity		28%	26%

(1)
Funds from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

2018 ANNUAL REPORT   Suncor Energy Inc.  123

27. JOINT ARRANGEMENTS

Joint Operations

The company's material joint operations as at December 31 are set out below:

Material Joint Operations	Principal Activity	Country of Incorporation and Principal Place of Business	Ownership % 2018	Ownership % 2017

Oil Sands

Operated by Suncor:

Fort Hills Energy Limited Partnership	Oil sands development	Canada	54.11	53.06

Non-operated:

Syncrude	Oil sands development	Canada	58.74	53.74

Exploration and Production

Operated by Suncor:

Terra Nova	Oil and gas production	Canada	37.68	37.68

Non-operated:

Buzzard	Oil and gas production	United Kingdom	29.89	29.89

Fenja Development JV	Oil and gas production	Norway	17.50	—

Golden Eagle Area Development	Oil and gas production	United Kingdom	26.69	26.69

Hibernia and the Hibernia South Extension Unit	Oil and gas production	Canada	19.19-20.00	19.19-20.00

Hebron	Oil and gas production	Canada	21.03	21.03

Harouge Oil Operations	Oil and gas production	Libya	49.00	49.00

North Sea Rosebank Project	Oil and gas production	United Kingdom	40.00	30.00

Oda	Oil and gas production	Norway	30.00	30.00

White Rose and the White Rose Extensions	Oil and gas production	Canada	26.13-27.50	26.13-27.50

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company's Exploration and Production and Refining and Marketing operations, are shown below:

	Joint ventures		Associates

($ millions)	2018	2017	2018	2017

Net earnings (loss)	11	1	(19)	(3)

Other comprehensive income	—	—	—	—

Total comprehensive income (loss)	11	1	(19)	(3)

Carrying amount as at December 31	75	51	110	89

124  2018 ANNUAL REPORT   Suncor Energy Inc.

28. SUBSIDIARIES

Material subsidiaries, each of which is wholly owned, either directly or indirectly, by the company as at December 31, 2018 are shown below:

Material Subsidiaries	Principal Activity

Canadian Operations
Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company's Oil Sands operations assets.

Suncor Energy Ventures Corporation	A subsidiary which indirectly owns a 36.74% ownership in the Syncrude joint operation previously owned by COS.

Suncor Energy Ventures Partnership	A subsidiary which owns a 22% ownership in the Syncrude joint operation.

Suncor Energy Products Partnership	This partnership holds substantially all of the company's Canadian refining and marketing assets.

Suncor Energy Marketing Inc.	Through this subsidiary, production from the upstream Canadian businesses is marketed. This subsidiary also administers Suncor's energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets natural gas liquids (NGLs) and liquefied petroleum gas (LPG) for its downstream business.

U.S. Operations
Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures and markets third-party crude oil, in addition to procuring crude oil feedstock for the company's refining operations.

Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company's U.S. refining and marketing operations are conducted.

International Operations
Suncor Energy UK Limited	A subsidiary through which the majority of the company's North Sea operations are conducted.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

2018 ANNUAL REPORT   Suncor Energy Inc.  125

29. RELATED PARTY DISCLOSURES

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company's Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the year ended December 31, 2018 and 2017 are as follows:

($ millions)	2018	2017

Sales(1)	723	590

Purchases	237	223

Accounts receivable	33	44

Accounts payable and accrued liabilities	15	28

(1)
Includes sales to Parachem Chemicals Inc. of $338 million (2017 – $301 million).

Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2018	2017

Salaries and other short-term benefits	15	12

Pension and other post-retirement benefits	5	5

Share-based compensation	32	49

	52	66

30. COMMITMENTS, CONTINGENCIES AND GUARANTEES

(a) Commitments

Future payments under the company's commitments, including service arrangements for pipeline transportation agreements and for various premises, service stations and other property and equipment, are as follows:

	Payment Due by Period

($ millions)	2019	2020	2021	2022	2023	2024 and Beyond	Total

Commitments

Product transportation and storage	1 053	948	1 058	1 181	1 149	13 211	18 600

Energy services	139	136	173	116	118	183	865

Exploration work commitments	33	—	44	—	—	490	567

Other	358	283	135	75	69	195	1 115

Operating leases	346	304	266	203	156	1 182	2 457

	1 929	1 671	1 676	1 575	1 492	15 261	23 604

The operating leases noted above will be captured in the IFRS 16 transition adjustment effective January 1, 2019, except for short-term leases (see note 5). The operating leases expire at various dates through 2058. For the year ended December 31, 2018, operating lease expense was $324 million (2017 – $400 million).

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices.

126  2018 ANNUAL REPORT   Suncor Energy Inc.

(b) Contingencies

Legal and Environmental Contingent Liabilities

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities (recognized in note 22), which are reviewed individually and are reflected in the company's consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

Operational Risk

The company also has exposure to some operational risks, which is reduced by maintaining an insurance program.

The company carries property damage and business interruption insurance with varying coverage limits and deductible amounts based on the asset. As of December 31, 2018, Suncor's insurance program included coverage of up to US$1.2 billion for oil sands risks, up to US$0.975 billion for offshore risks and up to US$1.2 billion for refining risks. These limits are all net of deductible amounts or waiting periods and subject to certain price and daily volume limits. The company also has primary property insurance for up to US$400 million, also net of the deductible that covers all of Suncor's physical assets.

(c) Guarantees

At December 31, 2018, the company provides loan guarantees to certain retail licensees and wholesale marketers. Suncor's maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 19) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint operation undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company's share in the joint arrangement. As at December 31, 2018, the probability is remote that these guarantee commitments will impact the company.

2018 ANNUAL REPORT   Suncor Energy Inc.  127

31. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN THE SYNCRUDE PROJECT

On February 23, 2018, Suncor completed the purchase of an additional 5% working interest in the Syncrude project from Mocal Energy Limited for $923 million cash. Suncor's share in the Syncrude project has increased to 58.74%.

The acquisition has been accounted for as a business combination using the acquisition method. The preliminary purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at February 23, 2018.

($ millions)

Accounts receivable	2

Inventory	15

Property, plant and equipment	998

Exploration and evaluation	163

Total assets acquired	1 178

Accounts payable and accrued liabilities	(51)

Employee future benefits	(33)

Decommissioning provision	(169)

Deferred income taxes	(2)

Total liabilities assumed	(255)

Net assets acquired	923

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The additional working interest in Syncrude contributed $270 million to gross revenues and a $7 million net loss to consolidated net earnings from the acquisition date to December 31, 2018.

Had the acquisition occurred on January 1, 2018, the additional working interest would have contributed an additional $64 million to gross revenues and $4 million to consolidated net earnings, which would have resulted in gross revenues of $39.66 billion and consolidated net earnings of $3.30 billion for the twelve months ended December 31, 2018.

32. FORT HILLS

On December 21, 2017, the Fort Hills partners resolved their commercial dispute and reached an agreement. As a result, Suncor acquired an additional 2.26% interest in the project for consideration of $308 million. Subsequently, in the first quarter of 2018, Suncor acquired an additional 1.05% interest in the Fort Hills project for consideration of $145 million. Suncor's share in the project has increased to 54.11% and Teck Resources Limited's share has increased to 21.31% with Total E&P Canada Ltd.'s share decreasing to 24.58%.

33. SALE OF LUBRICANTS BUSINESS

On February 1, 2017, the company completed the previously announced sale of its lubricants business for proceeds of $1.1 billion before closing adjustments and other closing costs. The sale of this business resulted in an after-tax gain of $354 million, including a current tax expense of $101 million and a deferred tax recovery of $11 million, in the Refining and Marketing segment.

128  2018 ANNUAL REPORT   Suncor Energy Inc.

34. SALE OF CEDAR POINT

The company sold its interest in the Cedar Point wind facility in southwest Ontario for proceeds of $291 million before closing adjustments and other closing costs, with an effective date of January 1, 2017. The disposition resulted in an after-tax gain of $83 million, including a current tax expense of $29 million and a deferred tax recovery of $15 million, in the Corporate, Energy Trading and Eliminations segment.

35. EAST TANK FARM DEVELOPMENT PARTNERSHIP (ETFD)

The ETFD consists of bitumen storage, blending and cooling facilities, and connectivity to third-party pipelines and began operations on July 14, 2017. ETFD will be solely responsible for moving the product of the Fort Hills joint operation to market. On November 22, 2017, the company completed the sale of a 49% ownership interest in the ETFD to the FMFN and the MCFN for gross proceeds of $503 million. Suncor retained a 51% ownership interest and remains as operator of the assets. The assets are held by a limited partnership, which has a non-discretionary obligation to distribute the variable monthly residual cash in ETFD to the partners. Therefore, the company recorded a liability within Other Long-Term Liabilities to reflect the 49% non-controlling interest of the third parties. As a result, the company continues to consolidate 100% of the results of the Partnership. During the year ended December 31, 2018, the company paid $62 million (2017 – $25 million) in distributions to the partners, of which $56 million (2017 – $5 million) was allocated to interest expense and $6 million (2017 – $20 million) to the principal.

36. OTHER TRANSACTIONS

On September 29, 2018, Suncor along with the other working-interest partners in the Joslyn Oil Sands Mining project, agreed to sell 100% of their respective working interests to Canadian Natural Resources Limited for gross proceeds of $225 million, $82.7 million net to Suncor. Suncor held a 36.75% working interest in Joslyn prior to the transaction. The working-interest partners received cash proceeds of $100 million ($36.8 million net to Suncor) upon closing, with the remaining $125 million ($45.9 million net to Suncor) to be received in equal instalments over the next five years. As a result, Suncor has recorded a long-term receivable of $36.7 million within the Other Assets line item and the first instalment of $9.2 million is recorded within the Accounts Receivable line item. The transaction resulted in a gain of $83 million in the Oil Sands segment.

On May 31, 2018, the company completed the previously announced transaction to acquire a 17.5% interest in the Fenja development project in Norway from Faroe Petroleum Norge AS for acquisition costs of US$55 million (approximately $70 million), plus interim settlement costs of $22 million under the acquisition method. This project was sanctioned by its owners in December 2017.

On March 23, 2018, Suncor completed an exchange of its northeast B.C. mineral landholdings, including associated production, and consideration of $52 million for a 37% equity interest in Canbriam Energy Inc. (Canbriam) (a private natural gas company). The investment is accounted for using the equity method of accounting. In the fourth quarter of 2018, the company wrote down its interest in Canbriam as a result of the company's assessment of expected future commodity prices and net cash flows, for a net loss in the year of $90 million after-tax. The remaining carrying value of the company's interest in Canbriam is nil.

37. SUBSEQUENT EVENT

Subsequent to the end of the year, the company received $300 million in risk mitigation proceeds for its Libyan assets (approximately $260 million after-tax). The proceeds may be subject to a provisional repayment, which is dependent on the future performance and cash flows from Suncor's Libyan assets.

2018 ANNUAL REPORT   Suncor Energy Inc.  129

QuickLinks

  EXHIBIT 99-1
Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2018